UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 9, 2008
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Item 1 — Information Contained in this Form 6-K Report
     Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation (the “Company”), dated July 9, 2008.
     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008	TEEKAY CORPORATION
	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY ANNOUNCES ACQUISITION OF REMAINING SHARES OF
TEEKAY PETROJARL ASA

Hamilton, Bermuda, July 9, 2008 — Teekay Corporation (Teekay) (NYSE: TK) today announced that it has, through its wholly owned subsidiary, TPO Investments AS (TPO Investments), exercised its right to effect the compulsory acquisition pursuant to Section 4-25 of the Norwegian Public Limited Liability Companies Act of all of Teekay Petrojarl ASA’s (Teekay Petrojarl) shares not previously owned by Teekay. Pursuant to this process, TPO Investments automatically has become the owner of all shares of Teekay Petrojarl. Teekay has announced that it will offer a redemption price for the previously outstanding shares of NOK 59 per share. The aggregate redemption amount is deposited in a designated bank account with DnBNOR ASA in accordance with the Norwegian Public Limited Liability Companies Act Section 4-25 (5).
Mr. Moller, Teekay’s President and CEO said, “We are pleased to have acquired the remaining shares of Teekay Petrojarl. The compulsory acquisition effected today marks the successful conclusion of our bid to acquire the leading operator of floating production, storage and offloading (FPSO) assets in the North Sea. Our ownership of 100% of Teekay Petrojarl will now provide us with additional flexibility to move suitable FPSO assets into Teekay Offshore Partners L.P. (NYSE:TOO), and provides us with an excellent platform to continue to pursue additional FPSO opportunities in the rapidly growing offshore sector.”
Teekay initially entered into a joint venture agreement in February 2006 with the then parent company of Petrojarl ASA (as it was then named) to jointly pursue FPSO projects and by August 2006 had acquired more than 40% of the shares of Petrojarl ASA (OSE: PETRO). Following the completion of a mandatory offer in October 2006, TPO Investments held 63.2% of the shares in the company and it was renamed “Teekay Petrojarl ASA”. On June 20, 2008, TPO Investments purchased an additional 22,603,832 shares from Prosafe Production at a price of NOK 59 per share, increasing its total ownership in Teekay Petrojarl to 94.81%.
About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 200 vessels, offices in 22 countries and 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding possible transfers of FPSO assets to Teekay Offshore Partners L.P. and Teekay’s pursuit of additional FPSO opportunities. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-4740
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekay.com
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